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                          July 27, 2022

       Alan H. Auerbach
       President and Chief Executive Officer
       Puma Biotechnology, Inc.
       10880 Wilshire Boulevard, Suite 2150
       Los Angeles, California 90024

                                                        Re: Puma Biotechnology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 25, 2022
                                                            File No. 333-266306

       Dear Mr. Auerbach:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              B. Shayne Kennedy, Esq.